DocuSign Envelope ID: 54662A6E-4909-4717-BA80-7123FCAC6578

EXECUTION VERSION

AMENDED AND RESTATED OPERATING AGREEMENT OF PROACTIVE FINTECH LLC

This Amended and Restated Operating Agreement of ProActive FinTech LLC, a Utah limited liability company (the "**Company**"), is entered into as of December 13, 2018 (the "**Effective Date**") by and among the Company, the Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Utah by the filing of a Certificate of Organization with the Utah Division of Corporations on June 16, 2015 (the "**Certificate of Organization**"), and, in connection therewith, the Company and the original members thereof executed the original Operating Agreement of the Company (the "**Original Agreement**"); and

WHEREAS, in connection with the transactions contemplated by those certain Subscription Agreements entered into by and between the Company and certain investors on or about the Effective Date (collectively, the "**Subscription Agreements**"), the Members desire to amend and restate the Original Agreement to make certain changes thereto and to reflect their mutual agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in **Schedule A**.

1.2 Interpretation. For purposes of this Agreement, (a) the words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein", "hereof", "hereby", "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedule and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any

presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE 2
ORGANIZATION

2.1 Organization.

(a) The Company was formed on June 16, 2015, pursuant to the provisions of the Utah Act.

(b) This Agreement shall constitute the "operating agreement" (as that term is used in the Utah Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Utah Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Utah Act in the absence of such provision, this Agreement shall, to the extent permitted by the Utah Act, control.

2.2 Name. The name of the Company is "ProActive FinTech LLC" or such other name or names as the Board may from time to time designate; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC".

2.3 Principal Office. The principal office of the Company is located at 569 W. Center Street, Pleasant Grove, Utah 84062, or such other place as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

2.4 Registered Office; Registered Agent.

(a) The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Organization or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Utah Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Utah shall be the initial registered agent named in the Certificate of Organization or such other Person or Persons as the Board may designate from time to time in the manner provided by the Utah Act and Applicable Law.

2.5 Purpose; Powers.

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Utah Act and to engage in any and all activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Utah Act.

2.6 Term. The term of the Company commenced on the date the Certificate of Organization was filed with the Utah Division of Corporations and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.7 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager or Officer of the Company shall be a partner or joint venturer of any other Member, Manager or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.7.

ARTICLE 3
UNITS

3.1 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule B**.

3.2 Authorization and Issuance of Common Units. The Company is hereby authorized to issue a class of Units designated as "**Common Units**". The Members holding Common Units and the number of Common Units they hold shall be set forth on the Members Schedule. Subject to the terms hereof, the Company may issue Common Units to new or existing Members in the future pursuant to Unit Purchase Agreements approved by the Board, and the Members Schedule shall be updated to reflect such issuances accordingly.

3.3 Authorization and Issuance of Incentive Units.

(a) The Company is hereby authorized to issue Incentive Units to the Managers, Officers, employees, consultants or other service providers of the Company (collectively, "**Service Providers**"). Subject to the terms of this Agreement, the Board may at its election adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "**Incentive Plan**"). In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Board is hereby authorized to negotiate and enter into award agreements with each

Service Provider to whom it grants Incentive Units (such agreements, "**Award Agreements**"). Subject to the terms hereof, each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein.

(b) Subject to the terms hereof, the Company may issue Incentive Units to Service Providers pursuant to Award Agreements approved by the Board, and the Members Schedule shall be updated to reflect such issuances accordingly.

(c) Subject to the terms hereof, the Board shall establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As of the date hereof, none of the issued and outstanding Incentive Units shall be deemed vested. As used in this Agreement:

(i) any Incentive Units that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "**Restricted Incentive Units**"; and

(ii) any Incentive Units that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "**Unrestricted Incentive Units**".

(d) Immediately prior to each issuance of Incentive Units, the Board shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Board shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(e) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(f) Incentive Units shall receive the following tax treatment:

(i) the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of

their receipt, and the Service Provider receiving such Incentive Units shall take into account his distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

(ii) each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(g) For the avoidance of doubt, all Incentive Units, including Unrestricted Incentive Units, shall be subject to the rights of the holders of Units to drag along the holders of Incentive Units pursuant to Section 10.4.

3.4 Other Issuances. In addition to the Units issued and outstanding as of the Effective Date, the Company is hereby authorized, subject to compliance with the other applicable provisions of this Agreement (including ARTICLE 9), to authorize and issue or sell to any Person any of the following (collectively, "**New Interests**"): (a) any new type, class, or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of Units but having different rights; and (b) Unit Equivalents. The Board is hereby authorized, subject to Section 15.9, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

3.5 Certification of Units. The Units are uncertificated unless and until otherwise determined by the Board.

ARTICLE 4
MEMBERS

4.1 Admission of New Members.

(a) New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, and (ii) in connection with a Transfer of Units, in each case, subject to compliance with the provisions of this Agreement.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.3.

4.2 No Personal Liability. Except as otherwise provided in the Utah Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

4.3 No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in the Utah Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

4.4 Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

4.5 Voting.

(a) **In General.** Except as otherwise provided by this Agreement, or as otherwise required by the Utah Act or Applicable Law:

(i) Each Common Unit Holder shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) The Incentive Units (including the Unrestricted Incentive Units) and any Unit Equivalents shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b) **Member Protective Provisions.** Notwithstanding anything to the contrary contained in this Agreement, the Company shall not engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company to engage in, take, or cause any such action, except with the prior approval of the Majority Unitholders:

(i) **Change of Control.** Any transaction, or series of related transactions, that results in a Change of Control.

(ii) **Deemed Liquidation or Conversion.** A merger, consolidation, any other Deemed Liquidation Event, or any conversion of the Company to another form of business entity.

(iii) **Bankruptcy.** Authorizing, causing, or permitting the Company to: (1) file a petition in bankruptcy or petition to take advantage of any insolvency act; (2) make an assignment for the benefit of the Company's creditors; (3) commence a proceeding for the appointment of a receiver, trustee, liquidator, or conservator of the Company or of the whole or any substantial part of its property; (4) file a petition or answer seeking reorganization or arrangement or similar relief under the federal bankruptcy laws or any other Applicable Law or statute of the United States or any state; or (5) file a voluntary election by the Company to liquidate or dissolve or wind up or to commence bankruptcy or insolvency proceedings under Applicable Law or causing or permitting the adoption of a plan with respect to any of the foregoing.

4.6 Meetings.

(a) **Voting Units.** As used herein, the term "**Voting Units**" shall mean the Common Units.

(b) **Calling the Meeting.** Meetings of the Members may be called by (i) the Board or (ii) by a Member or group of Members holding more than ten percent (10%) of the then-outstanding Voting Units. Only Members who hold Voting Units ("**Voting Members**") shall have the right to attend meetings of the Members.

(c) **Notice.** Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Board or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Board or the Member(s) calling the meeting may designate in the notice for such meeting.

(d) **Participation.** Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Vote by Proxy.** On any matter that is to be voted on by the Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it, unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f) **Conduct of Business.** The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members; *provided*, that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.6(c). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(g) **Quorum.** A quorum of any meeting of the Voting Members shall require the presence of the Members holding a majority of the Voting Units held by all Members. Subject to Section 4.6(g), no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.6(g), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the Voting Units held by all Members.

(h) **Action Without Meeting.** Notwithstanding the provisions of Section 4.6(f), any matter that is to be voted on, consented to or approved by the Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the Common Units held by all Members. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members.

4.7 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Utah Act. Except as otherwise specifically provided by this Agreement or required by the Utah Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

4.8 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE 5
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

5.1 Initial Capital Contributions. Each Member owning Common Units has made the Capital Contribution set forth on the books and records of the Company, giving rise to such Member's initial Capital Account and is deemed to own the number, type, series and class of Units, in each case, in the amounts set forth opposite such Member's name on the Members Schedule as in effect on the date hereof.

5.2 Additional Capital Contributions.

(a) No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Board and in connection with an issuance of Units made in compliance with ARTICLE 9.

(b) No Member shall be required to lend any funds to the Company, and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

5.3 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.3. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE 6; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to ARTICLE 7 and Section 13.3(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE 6; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

5.4 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.4, shall receive allocations and Distributions pursuant to ARTICLE 6, ARTICLE 7 and ARTICLE 13 in respect of such Units.

5.5 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

5.6 No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

5.7 Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.3(a)(iii), if applicable.

5.8 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE 6
ALLOCATIONS

6.1 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 13.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 13.3(c), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

6.2 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.1:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 6.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("**Forfeiture Allocations**") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in

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accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

6.3 Tax Allocations.

(a) Subject to Section 6.3(b) through Section 6.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) The Company shall make allocations pursuant to this Section 6.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f) Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

6.4 Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of ARTICLE 10, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

6.5 Curative Allocations. In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company

income, gain, loss or deduction is not specified in this ARTICLE 6 (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, *further*, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

ARTICLE 7
DISTRIBUTIONS

7.1 General.

(a) Subject to Section 7.1(b) and Section 7.4, the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 48-3a- 405 of the Utah Act or other Applicable Law.

7.2 Interim Distributions. After making all Distributions required for a given Fiscal Year under Section 7.4, if applicable, all Distributions determined to be made by the Board pursuant to Section 7.1, shall be made to all Members pro rata in accordance with their relative Percentage Interests; *provided*, *however*, that Distributions made in connection with a Deemed Liquidation Event or otherwise upon liquidation of the Company shall be made in accordance with Section 13.3(c).

7.3 Limitations on Distributions to Incentive Units.

(a) No Distribution (other than Distributions pursuant to Section 7.4) shall be made to a Member on account of such Member's Restricted Incentive Units. Any amount that would otherwise be Distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be Distributed in accordance with Section 7.2 by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to Section 3.3(c).

(b) It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to Incentive Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, limit any Distributions to any Service Provider with respect to such Service Provider's Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to his Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Preferred Units, Common Units and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "**Qualifying Incentive Units**"), pro rata in proportion to their aggregate holdings of Preferred Units, Common Units and Qualifying Incentive Units treated as one class of Units.

7.4 Tax Distributions. Subject to any restrictions in any of the Company's then applicable debt-financing arrangements, Section 7.1(b), and the Board's establishment of reasonable reserves of operating cash for the Company, the Company shall make Distributions to each Member on an annual basis on or before April 1 of the following year in an amount equal such Member's Tax Amount. Any Distributions made pursuant to this Section 7.4 with respect to a Fiscal Year shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 7.2 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 7.2.

7.5 Tax Withholding; Withholding Advances.

(a) If requested by the Board, each Member shall, if able to do so, deliver to the Board:

(i) an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other Applicable Law;

(ii) any certificate that the Board may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in Section 7.5(a)(i), the Board may withhold amounts from such Member in accordance with Section 7.5(b).

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to

discharge any obligation of the Company (as determined by the Tax Matters Member or Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 as amended by the BBA and allocable to a Member as determined by the Tax Matters Member or Partnership Representative in its sole discretion) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.5(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(c) **Repayment of Withholding Advances.** Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interestor penalties which may be asserted by reason of the Company's failure to deduct and withholdtax on amounts Distributable or allocable to such Member. The provisions of this Section 7.5(d)and the obligations of a Member pursuant to Section 7.5(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.5, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) **Overwithholding.** Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member.

In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

(f) **Distributions in Kind.**

(i) The Board is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that tax Distributions made pursuant to Section 7.3 shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 7.2.

(ii) Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE 8
MANAGEMENT

8.1 Establishment of the Board. A board of managers of the Company (the "**Board**") is hereby established and shall be comprised of natural Persons (each such Person, a "**Manager**") who shall be appointed in accordance with the provisions of Section 8.2. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

8.2 Board Composition; Vacancies.

(a) As of the Effective Date, the number of managers constituting the Board shall be five (5). The Board shall be comprised as follows:

(i) Two (2) individuals designated by the Investor Majority Unitholders (the "**Investor Managers**"), who shall initially be set forth on **Schedule C**;

(ii) Three (3) individuals designated by the Founder Majority Unitholders (the "**Founder Managers**"), who shall initially be set forth on **Schedule C**; and

(b) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of an Investor Manager or Founder Manager, then the Members that had the authority to appoint such Manager shall have the right, upon written notice to the other Managers, to designate an individual to fill such vacancy, and the Company and each Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board.

8.3 Removal; Resignation.

(a) An Investor Manager or Founder Manager may be removed or replaced at any time from the Board, with or without cause, upon, and only upon, the written request of the requisite number of Members required to initially appoint such Manager.

(b) A Manager may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

8.4 Meetings.

(a) **Generally.** The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company, or such other place (either within or outside the State of Utah) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least 24 hours prior to each such meeting.

(b) **Special Meetings.** Special meetings of the Board shall be held on the call of any Manager upon at least two days' written notice to the Managers. Any Manager may waive such notice as to himself.

(c) **Attendance and Waiver of Notice.** Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

8.5 Quorum; Manner of Acting.

(a) **Quorum.** A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the

meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) **Participation.** Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(c) **Binding Act.** Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board.

8.6 Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board may be taken without a meeting if either (a) a written consent of a majority of the Managers on the Board shall approve such action, or (b) a written consent constituting all of the Managers on the Board shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Utah Division of Corporations. In the event the Board takes action pursuant to a written consent of less than all of the Managers on the Board, then written notice of such action shall promptly be provided to all of the Managers who did not approve the action pursuant to such written consent.

8.7 Compensation; No Employment.

(a) Each Manager shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Manager, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 8.7 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

8.8 Committees. The Board may, by resolution, designate from among the Managers one or more committees, each of which shall be comprised of one or more Managers; *provided*, that such committees shall be advisory only and shall not be permitted to exercise the authority of the Board.

8.9 Officers. The Board may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Memberor Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold officeuntil his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) withor without cause at any time. A vacancy in any office occurring because of death, resignation, removal or

otherwise, may, but need not, be filled by the Board. Unless otherwise determined by the Board, Officers shall have the duties and authorities customary to such officer positions in a Utah corporation.

8.10 No Personal Liability. Except as otherwise provided in the Utah Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE 9
PRE-EMPTIVE RIGHTS

9.1 Pre-emptive Right; Issuance of New Securities. The Company hereby grants to each holder of Common Units that is, at the time of a proposed issuance or sale of New Securities, an “accredited investor” under applicable securities laws (each, a “**Pre-emptive Member**”) the right to purchase its Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party.

9.2 Definition of New Securities. As used herein, the term “**New Securities**” shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase, or acquire Units, other than any Exempted Securities.

9.3 Additional Issuance Notices.

(a) The Company shall give written notice (an “**Issuance Notice**”) of any proposed issuance or sale described in Section 9.1 to the Pre-emptive Members within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a “**Prospective Purchaser**”) and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and description of the New Securities proposed to be issued and the percentage of the Company’s Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii) the proposed issuance date, which shall be at least twenty (20) Business Days from the date of the Issuance Notice;

(iii) the proposed purchase price per unit of the New Securities; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board’s good-faith determination of the Fair Market Value thereof.

(b) The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Pre-emptive Members' holdings of Common Units in a manner that enables each Pre-emptive Member to calculate its Pro Rata Portion of any New Securities.

9.4 Exercise of Pre-emptive Rights. Each Pre-emptive Member shall, for a period of ten (10) Business Days following the receipt of an Issuance Notice (the "**Exercise Period**"), have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities, at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**") specifying the number of New Securities it desires to purchase. The delivery of an Acceptance Notice by a Pre-emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 9.4 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

9.5 Over-allotment. No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-emptive Member in writing of the number of New Securities that each Pre-emptive Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-allotment Notice**"). Each Pre-emptive Member exercising its rights to purchase its Pro Rata Portion of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other Pre-emptive Member has failed to exercise its right under Section 9.4 to purchase its full Pro Rata Portion of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase its Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**").

9.6 Sales to the Prospective Purchaser. Following the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-emptive Members declined to exercise the pre-emptive right set forth in this ARTICLE 9 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that: (a) such issuance or sale is closed within twenty (20) Business Days after the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period (subject to the extension of such twenty (20) Business Day period for a reasonable time not to exceed forty (40) Business Days to the extent reasonably necessary to obtain any third-party approvals); and (b) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this ARTICLE 9.

9.7 Closing of the Issuance. The closing of any purchase by any Pre-emptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this ARTICLE 9, the Company shall deliver the New Securities free and clear of any liens (other than those arising hereunder and those

attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securitiesshall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized,validly issued, and fully paid. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately availablefunds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including, without limitation, entering into such additional agreements as may be necessary or appropriate.

ARTICLE 10
TRANSFER

10.1 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that, unless the prior written approval of the Board is obtained, such Member (or any Permitted Transferee of such Member) shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 10.2 or in accordance with the procedures described in Section 10.4 through Section 10.5, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary, transfers of Incentive Units shall not be permitted except: (i) transfers made in accordance with Section 10.3; (ii) when required of a Drag-along Member pursuant to Section 10.4; and (iii) as set forth in the Incentive Plan or applicable Award Agreement. No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.1(b) hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 10.2), each Member agrees that it will not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Utah Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

10.2 Permitted Transfers. The provisions of Section 10.1(a), Section 10.3, Section 10.4 (with respect to the Electing Holders only) and Section 10.5 shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents:

(a) With respect to any Member that is an entity, to (i) any Affiliate, and (ii) in the event of its winding up, any of its members, stockholders, limited partners or other investors in accordance with its constitutive documents; provided, that, the Member shall provide prior written notice to the Company of such proposed Transfer, and the Units that are Transferred shall at all times remain subject to the terms and restrictions set forth in this Agreement and any other agreement applicable to such Units.

(b) With respect to any Member that is a natural person, to (i) such Member's spouse or lineal descendants (including adoptive relationships and stepchildren) (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, or (iii) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; *provided*, that any Member who Transfers Units shall remain bound by the provisions of Section 11.1, *provided*, *further* that the Member shall provide prior written notice to the Company of such proposed Transfer, and the Units that are Transferred shall at all times remain subject to the terms and restrictions set forth in this Agreement and any other agreement applicable to such Units, and *provided further* that, except as otherwise approved in writing by the Board or in the case of a trust having the Member as the sole trustee, any transferee described in this Section 10.2(b) shall not have any right to participate in the management of the Company and shall not have any

voting rights with respect to the Units that are Transferred; instead, such transferee shall only have an economic interest in the Units that are Transferred.

(c) The repurchase of Units or Unit Equivalents by the Company pursuant to a founder repurchase agreement.

10.3 Right of First Refusal.

(a) Subject to the terms and conditions specified in Section 10.1, Section 10.2 and this Section 10.3, in the event any Member (the "**Proposed Transferor**") proposes to make a Transfer of all or any portion of such Member's Units which is not a Permitted Transfer (the "**Offered Units**") to a bona fide Third Party Purchaser (for purposes of this Section 10.3, a "**Proposed Transferee**"), and the Proposed Transferor obtains the Board's written approval of such proposed Transfer, then at least sixty (60) days prior to the closing of such Transfer, the Proposed Transferor shall deliver a written notice (the "**ROFR Notice**") to the Company and each holder of Common Units (collectively, the "**ROFR Parties**"), granting to the Company first, and then to each of the other ROFR Parties second (to the extent the Company does not elect to purchase all of the Offered Units), an irrevocable option to purchase any part or all of the Offered Units for the same cash price offered by the Proposed Transferee (only entirely cash offers are permitted). The ROFR Notice shall include (i) a statement of the Proposed Transferor's intention to Transfer the Offered Units, (ii) the number of Offered Units that the Proposed Transferor proposes to Transfer, (iii) the identity of the Proposed Transferee, and (iv) a signed copy of the Proposed Transferee's bona fide offer, which shall include the cash sale price and the proposed closing date.

(b) For a period of thirty (30) days after receipt of a ROFR Notice (the "**Company ROFR Option Period**"), the Company shall have an irrevocable option to purchase any part or all of the Offered Units by written notice to the Proposed Transferor and the other ROFR Parties (the "**Company ROFR Acceptance**") at any time within the Company ROFR Option Period. If, after the Company ROFR Option Period, any Offered Units remain available for purchase, then, during the thirty (30) day period after expiration of the Company ROFR Option Period (the "**Member ROFR Option Period**"), each of the other ROFR Parties (the "**Member ROFR Parties**") shall have an irrevocable option to purchase any part or all of the Offered Units by written notice to the Proposed Transferor and the other ROFR Parties (the "**Member ROFR Acceptance**") at any time within the Member ROFR Option Period. If more than one Member ROFR Party desires to exercise such option, each Member ROFR Party shall be entitled to purchase the lesser of (i) the amount of Offered Units to which such Member ROFR Party has exercised the option under this Section 10.3(b), or (ii) the amount of Offered Units determined by multiplying the amount of Offered Units not purchased under Section 10.3(b), by a fraction, the numerator of which is the amount of Units held by such Member ROFR Party on the date of such notice, and the denominator of which is the amount of Units held by all of the Member ROFR Parties exercising an option under this Section 10.3(b), on the date of such notice.

(c) If, after any Member ROFR Option Period, any Offered Units remain available for purchase, then each Member ROFR Party who exercised his or its option under Section 10.3(b), in

an amount not less than the amount of Offered Units determined under Section 10.3(b) for such Member ROFR Party, shall have the option to purchase such remaining Offered Units, exercisable during the ten (10) day period after expiration of the Member ROFR Option Period, in the same manner as provided in Section 10.3(b). This Section 10.3(c) shall apply for as many rounds of options during such ten (10) day period as are required to either result in the purchase of all Offered Units or satisfy in full all options exercised by such Member ROFR Parties.

(d) If the ROFR Parties elect to purchase all or part of the Offered Units, the closing of the purchase and sale of the Offered Units shall take place at the time specified, and upon the additional terms and conditions required to be stated by Section 10.3(a) in the ROFR Notice.

(e) If the ROFR Parties do not elect to purchase all of the Offered Units, then the Proposed Transferor may Transfer all remaining Offered Units at a price per applicable Offered Unit not less than that specified in the ROFR Notice and on other terms and conditions which are not materially more favorable in the aggregate to the Proposed Transferee than those specified in the ROFR Notice, but only to the extent such Transfer occurs within ninety (90) days after expiration of the ROFR Option Period. Any Offered Units not Transferred within such 90-day period will be subject to the provisions of this Section 10.3 upon subsequent Transfer.

(f) The failure of any ROFR Party to deliver a timely ROFR Acceptance with respect to any particular sale of Offered Units by a Proposed Transferor will not affect such ROFR Party's rights under this Section 10.3 with respect to any proposed sale of Units by any transferring Member in the future.

10.4 Drag-along Rights.

(a) In the event that the applicable Electing Holders approve a Sale of the Company in writing specifying that this Section 10.4 shall apply to such transaction, then each Member and the Company hereby agree:

(i) if such transaction requires member approval, with respect to all Voting Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Voting Units in favor of, and adopt, such Sale of the Company and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if such transaction involves the sale of Units, to sell the number of Units and/or Unit Equivalents, if any, equal to the product of (1) the aggregate number of Units (and applicable Unit Equivalents) that are being sold by the Electing Holders in the Sale of the Company, and (2) a fraction (A) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Electing Holders are selling in the Sale of the Company, and (B) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Electing Holders, and, except as permitted in Section

10.4(b), on the same terms and conditions as the Electing Holders holding the same class of Units as such Member;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provisions of this Section 10.4, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, Unit certificates (if any) duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under Applicable Law at any time with respect to such Sale of the Company;

(vi) if the consideration to be paid in exchange for the Units pursuant to this Section 10.4 includes any securities and due receipt thereof by any Member would require under Applicable Law (1) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (2) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(vii) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a member representative (the "**Member Representative**") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (1) to consent (A) to the appointment of such Member Representative, (B) to the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (C) to the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (2) not to assert any claim or

commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

(b) **Exceptions.** Notwithstanding the foregoing, a Member will not be required to comply with Section 10.4(a) above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(i) the liability for indemnification, if any, of such Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company, as well as breach by any member of any identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Proposed Sale; and

(ii) upon the consummation of the Proposed Sale, (1) except as set forth in Section 10.4(a)(vi), each holder of each class or series of the Company's Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series, (2) each holder of Units will receive the same amount of consideration per unit as is received by other holders in respect of their Units, and (4) the aggregate consideration receivable by the Members shall be allocated among the Members on the basis of the liquidation priority set forth in Section 13.3(c).

(c) **Restrictions on Sales of Control of the Company.** No Member shall be a party to any transaction that results in a Sale of the Company, unless all holders of Units are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the Members on the basis of the liquidation priority set forth in Section 13.3(c), unless the Majority Unitholders elect otherwise by written notice given to the Company.

10.5 Tag-along Rights.

(a) **Participation.** Subject to the terms and conditions specified in Section 10.1, Section 10.2 and Section 10.3, if any Member or group of Members holding at least 50% of the then-outstanding Units (the "**Selling Member**") proposes to Transfer, in the aggregate, at least 50% of the then-outstanding Units or Unit Equivalents to any Person (for purposes of this Section 10.5, a "**Proposed Transferee**"), each other Member holding Units (each, a "**Tag-along Member**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 10.5.

(b) **Application of Transfer Restrictions.** The provisions of this Section 10.5 shall only apply to Transfers in which:

(i) The ROFR Parties have not exercised their rights in full under Section 10.3 to purchase all of the Offered Units; and

(ii) The Electing Holders have elected to not invoke the drag-along provisions under Section 10.4.

(c) **Sale Notice.** Prior to the consummation of any Transfer of Units or Unit Equivalents qualifying under Section 10.5(b), and after satisfying its obligations pursuant to Section 10.3, the Selling Member shall deliver to the Company and each Tag-Along Member a written notice (a "**Sale Notice**") of the proposed Tag-along Sale as soon as practicable following the expiration of the ROFR Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Units or Unit Equivalents the Proposed Transferee has offered to purchase;

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time and location of the closing of the Tag-along Sale;

(iv) The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Exercise of Tag-along Right.**

(i) The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to Section 10.5(d)(ii) shall have the right to Transfer in the Tag-along Sale the number of Units and Unit Equivalents, if any, equal to the product of (1) the aggregate number of Units (and applicable Unit Equivalents) that the Proposed Transferee proposes to buy as stated in the Sale Notice, and (2) a fraction (A) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Members timely electing to participate in the Tag-along Sale pursuant to Section 10.5(d)(ii).

(ii) Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of Units and/or Unit Equivalents

to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-along Period**").

(iii) The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.5.

(e) **Waiver.** Each Tag-along Member who does not deliver a Tag-along Notice in compliance with Section 10.5(d)(d)(ii) shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale with respect to the Units and Unit Equivalents owned by such Tag-along Member, and the Selling Member shall (subject to the rights of any other participating Tag-along Member) thereafter be free to sell to the Proposed Transferee the Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

(f) **Conditions of Sale.**

(i) Each Member participating in the Tag-along Sale shall receive the same consideration per Unit, after deduction of such Member's proportionate share of the related expenses in accordance with Section 10.5(h) below.

(ii) Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; *provided*, that each Tag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Member, and other matters relating to such Tag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Selling Member and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale.

(iii) Each holder of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-along Sale and participate in such sale as holders of such class or series of Units.

(g) **Cooperation.** Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 10.5(f)(ii).

(h) **Expenses.** The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(i) **Consummation of Sale.** The Selling Member shall have sixty (60) days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-along Notice (which such 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 10.5 without again fully complying with the provisions of this Section 10.5.

ARTICLE 11
COVENANTS

11.1 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, he will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company or performing his duties as a Manager, Officer,

employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during his association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 11.1(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.1 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.1 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 11.1(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; *provided*, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

ARTICLE 12
ACCOUNTING; TAX MATTERS; COMPANY RECORDS

12.1 Company Records. The Company shall compile and maintain at its principal place of business (a) all records and information that the Utah Act requires it to compile and maintain; and (b) all books of account and other records that are necessary or appropriate for the sound management of the Company's business and internal affairs. The Company shall prepare its financial statements using generally accepted accounting principles, applied in a consistent manner with deviations therefrom as historically utilized.

12.2 Inspection Rights. For any purpose reasonably related to a Member's interests as a Member (but only for those purposes), and subject to Section 11.1 (concerning the Members' duty of confidentiality) and to any applicable federal or state laws and regulations, including laws and regulations concerning the privacy of employee medical information, each Member shall have the rights set forth in this Section with respect to Company records and information. Within ten (10) days after Company's receipt of a reasonable demand for information from a Member, which demand describes with reasonable particularity the information sought and the purpose for seeking such information, and at a reasonable time during normal Company business hours, the Member requesting such information shall be entitled to (a) obtain information of the Company which is material to the Member's rights and duties under this Agreement, (b) inspect and review any Company record which is material to the Member's rights and duties under this Agreement, and (c) copy any Company record, which is material to such Member's rights and duties under this Agreement, at such Member's expense.

12.3 Delivery of Financial Statements to Members. The Company shall deliver to each Member:

(a) **Biannually**. Within thirty (30) days following the end of the first six (6) months of each Fiscal Year, and within thirty (30) days following the end of each Fiscal Year, unaudited income statement, cash flow statement and balance sheet for the prior six (6) month period, including year-to-date figures compared to budgets, with variances delineated ("**Biannual Report**"), also included in the Biannual Report for each last six (6) month period of each Fiscal Year will be a comparison to annual budgets and prior years. A brief written summary shall be prepared by the Board (or any Officer that it may designate pursuant to Section 8.9) and attached to the Biannual Report that summarizes performance highlights, lowlights, variances from budget for such quarter, and an outlook for the ensuing quarter, provided, that the Biannual Report for the last six (6) month period of each Fiscal Year shall provide such information on an annualized basis;

(b) **Annually**. Before the end of each Fiscal Year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming Fiscal Year.

12.4 Tax Matters Member.

(a) **Appointment.** The Board shall appoint a "**Tax Matters Member**" from time to time who shall serve as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("**BBA**")) and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA).

(b) **Tax Examinations and Audits.** The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will

not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Matters Member or Partnership Representative, which authorization may be withheld by the Tax Matters Member or Partnership Representative in its sole and absolute discretion. The Tax Matters Member or Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and its Members shall be bound by the actions taken by the Tax Matters Member and Partnership Representative.

(c) **BBA Elections and Procedures.** In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.5(d).

(e) **Resignation.** The Tax Matters Member or Partnership Representative may resign at any time. If the current Tax Matters Member or Partnership Representative ceases to be the Tax Matters Member or Partnership Representative for any reason, the Board shall appoint a new Tax Matters Member or Partnership Representative.

12.5 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to Section 8.9) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soonas reasonably possible after the end of each Fiscal Year, the Board or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

12.6 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall

not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

ARTICLE 13
DISSOLUTION AND LIQUIDATION

13.1 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) the determination of the Board to dissolve the Company;

(b) the sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) the entry of a decree of judicial dissolution under § 48-3a-701 of the Utah Act.

13.2 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 13.3 and the Certificate of Organization shall have been cancelled as provided in Section 13.5.

13.3 Liquidation. If the Company is dissolved pursuant to Section 13.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Utah Act and the following provisions:

(a) **Liquidator.** The Board, or, if the Board is unable to do so, a Person selected by the Board, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets andto wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company;

(iii) *Third*, to the holders of the Units in the same manner as set forth in Section 7.2 (subject to the restrictions set forth in Section 7.3).

13.4 Discretion of Liquidator. Notwithstanding the provisions of Section 13.313.3(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.313.3(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members,the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.313.3(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

13.5 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 13.313.3(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Organization in the State of Utah and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Utah and shall take such other actions as may be necessary to terminate the Company.

13.6 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 14.3.

13.7 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator or any other Member.

ARTICLE 14
EXCULPATION AND INDEMNIFICATION

14.1 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee,

agent, or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission did not constitute any of the following: (i) breach of the duty of loyalty as altered under this Agreement to the fullest extent permitted by the Utah Act; (ii) a financial benefit received by a Covered Person to which such Covered Person was not entitled; (iii) a breach of duty under the applicable Section of the Utah Act relating to improper distributions; (iv) intentional infliction of harm on the Company or any Member; (v) an intentional violation of criminal law; (vi) fraud; (vii) gross negligence; or (viii) willful misconduct (individually and collectively, "**Prohibited Conduct**").

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or anyfacts pertinent to the existence and amount of assets from which Distributions might properly bepaid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expertor professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Utah Act.

14.2 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and, to the fullest extent permitted by the Utah Act, does not, create or impose any fiduciary duty on any Covered Person. Subject to the immediately foregoing sentence, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement and any non-waivable provision of the Utah Act. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Companyor any other Person. Whenever in this Agreement a Covered Person is permitted or required to

make a decision in such Covered Person's "good faith", the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

14.3 Indemnification.

(a) To the fullest extent permitted by the Utah Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Utah Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect subsidiary of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and (y) such Covered Person's conduct did not constitute Prohibited Conduct.

(b) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 14.3; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 14.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity.** The indemnification provided by this Section 14.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 14.3 shall continue to afford protection to each Covered Person regardless of whether such

Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 14.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 14.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) **Savings Clause.** If this Section 14.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 14.3 to the fullest extent permitted by any applicable portion of this Section 14.3 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) **Amendment.** The provisions of this Section 14.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 14.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 14.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

14.4 Survival. The provisions of this ARTICLE 14 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 15
MISCELLANEOUS

15.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

15.2 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

15.3 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15.3):

If to Company: ProActive FinTech LLC
569 W. Center Street
Pleasant Grove, Utah 84062
Email: ryan@proactivebudget.com
Attention: CEO

with a copy to: Koley Jessen, P.C., L.L.O.
1125 S. 103rd St., Suite 800
Omaha, NE 68124
Email: dan.mcmahon@koleyjessen.com
Attention: Daniel McMahon

If to a Member, to such Member's respective mailing address as set forth in the books and records of the Company.

15.4 Headings. The headings in this Agreement are inserted for convenience of reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

15.5 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such termor provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as

to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.6 Entire Agreement. This Agreement, together with the Certificate of Organization, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

15.7 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

15.8 No Third-party Beneficiaries. Except as provided in ARTICLE 14, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

15.9 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Majority Unitholders. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (a) such Member relative to the rights of other Members in respect of Units of the same class or series, or (b) a class or series of Units relative to the rights of another class or series of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class or series, as applicable. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Members.

15.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 15.10 shall diminish any of the explicit and implicit waivers described in this Agreement.

15.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in

accordance with the internal laws of the State of Utah, without giving effect to any choice or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Utah.

15.12 Dispute Resolution. Any controversy, dispute or claim arising out of or relating to this Agreement shall be submitted to arbitration by the American Arbitration Association (the "**AAA**") by a panel of three, neutral arbitrators mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the AAA, then by a panel of three, neutral arbitrators, two of whom shall have reasonable experience in corporate finance transactions of the type provided for in this Agreement, and all of whom shall be chosen by theAAA. The arbitration shall take place in Pleasant Grove, Utah in accordance with the AAA Commercial Arbitration Rules then in effect, and judgment upon any award rendered in such arbitration will be binding upon the parties thereto and may be entered in any court having jurisdiction thereof. The parties shall each pay their own counsel fees and other costs and expenses in connection with their participation in or preparation for any such arbitration, controversy or claim, subject to the obligation of the parties to equally share the related costs, expenses and fees of the AAA and all arbitrators participating in such arbitration.

15.13 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

15.14 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 14.2 to the contrary.

15.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of Electronic Transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act or 2000, e.g., www.docusign.com) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

EXECUTION PAGE TO THE
AMENDED AND RESTATED OPERATING AGREEMENT

OF

PROACTIVE FINTECH LLC,

A Utah Limited Liability Company

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:

PROACTIVE FINTECH LLC

By: Ryan Clark
Name: Ryan Clark
Title: CEO

[Signatures Continued on Next Page.]

EXECUTION PAGE TO THE
AMENDED AND RESTATED OPERATING AGREEMENT

OF

PROACTIVE FINTECH LLC,

A Utah Limited Liability Company

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MEMBERS:

____

(printed name)

____

(signature)

____

(name and title of signatory, if applicable)

Exhibit A

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT TO THE AMENDED AND RESTATED

OPERATING AGREEMENT OF

PROACTIVE FINTECH LLC

This Joinder Agreement to the Amended and Restated Operating Agreement (the "**Operating Agreement**") of ProActive FinTech LLC, a Utah limited liability company (the "**Company**"), is made and entered into as of ________________ __, ____ by and between the Company and ______________________(the "**New Member**").

WHEREAS, the New Member has acquired Units (as defined in the Operating Agreement), and the Company requires the New Member, as an owner of the Units, to become a party to the Operating Agreement, and the New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder Agreement hereby agree as follows:

1. **Agreement to be Bound**. The New Member hereby agrees that upon execution of this Joinder Agreement, it shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto.

2. **Successors and Assigns**. Except as otherwise provided herein, this Joinder Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns against the New Member and any subsequent holders of Units and the respective successors and assigns of each of them, so long as they hold any Units.

3. **Notices**. Any notices, demands, or other communications to be given or delivered under or by reason of the Operating Agreement may be delivered pursuant to the terms of such document at the New Member's address listed beneath the New Member's signature on the signature page hereto.

4. **Governing Law**. This Joinder Agreement shall be governed and construed in accordance with the laws of the State of Utah applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

5. **Counterparts**. This Joinder Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

Member:

DocuSign Envelope ID: 54662A6E-4909-4717-BA80-7123FCAC6578

DocuSign Envelope ID: 54662A6E-4909-4717-BA80-7123FCAC6578

Schedule A

DEFINITIONS

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control", when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended and Restated Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

DocuSign Envelope ID: 54662A6E-4909-4717-BA80-7123FCAC6578

"**Award Agreements**" has the meaning set forth in Section 3.3(a).

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment, or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal incometax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginningof such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction forsuch Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federalincome tax purposes of an asset at the beginning of such Fiscal Year is zero, and the Book Value of theasset is positive, Book Depreciation shall be determined with reference to such beginning Book Valueusing any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's

Membership Interest in the Company;

(iii) the grant to a Service Provider of any Incentive Units; and

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

provided, that adjustments pursuant to clauses (i), (ii), and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the State of Utah are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 5.3.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Deemed Liquidation Event**" means any of the following events: (a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party, and the Company issues Membership Interests pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Membership Interests outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for Membership Interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the Membership Interests of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or (b) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the Company.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company, and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Manager, Officer, employee, consultant, or other Service Provider for the Company. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Electing Holders**" means (a) the Board, and (b) the holders of a majority of the Units.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Exempted Securities**" means Units or Unit Equivalents (a) issued or sold by the Company in connection with (i) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (ii) any acquisition by the Company of any equity interests, assets, properties or business of any Person; (iii) any merger, consolidation or other business combination involving the Company; (iv) any subdivision of Units (by a split of Units or otherwise), payment of Distributions or any similar recapitalization; (v) any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction in which such lenders or investors provide debt financing to the Company; (vi) a joint venture, strategic alliance, or other commercial relationship with any Person (including Persons that are customers, suppliers, and strategic partners of the Company) relating to the operation of the Company's business and not for the primary purpose of raising equity capital; (vii) any office lease or equipment lease, or similar equipment financing transaction in which the Company obtains from a lessor or vendor the use of such office space or equipment for its business or (viii) a grant to any Managers, Officers, employees,

or other service providers of the Company pursuant to any equity based plans or compensation arrangements approved by the Board; or (b) that the Majority Unitholders elect in writing to the Company to be deemed "**Exempted Securities**" hereunder.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Founder Majority Unitholders**" means the holders of a majority of the Voting Units then-held by all of the Founder Members.

"**Founder Members**" means each of Ryan Clark, Richard Holden, and Ray Bateman.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Incentive Liquidation Value**" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to Section 7.2, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for their Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to Section 13.3(c).

"**Incentive Plan**" has the meaning set forth in Section 3.3(a).

"**Incentive Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

"**Investor Majority Unitholders**" means the holders of a majority of the Voting Units then-held by all Members other than the Founder Members.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto.

"**Majority Unitholders**" means the holders of a majority of the Common Units.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof; and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Utah Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Utah Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss, and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Utah Act.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704(b)(2)(iv)(i) as items

described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Percentage Interest**" of each Member, at any time, means (a) the number of Units held by such Member, divided by (b) the total number of Units outstanding as of such time.

"**Permitted Transfer**" means a Transfer of Units carried out pursuant to Section 10.2.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Profits Interest**" has the meaning set forth in Section 3.3(e).

"**Profits Interest Hurdle**" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

"**Pro Rata Portion**" means, with respect to any Pre-emptive Member, on any issuance date for New Securities, a fraction determined by dividing (a) the number of on a Fully Diluted Basis owned by such Pre-emptive Member immediately prior to such issuance, by (b) the total number of Units on a Fully Diluted Basis held by all Members on such date immediately prior to such issuance.

"**Qualifying Incentive Units**" has the meaning set forth in Section 7.3(b).

"**Recapitalization**" means any unit split, combination of Units, reorganization, recapitalization, reclassification, or other similar event.

DocuSign Envelope ID: 54662A6E-4909-4717-BA80-7123FCAC6578

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Restricted Incentive Units**" has the meaning set forth in Section 3.3(c)(i).

"**Sale of the Company**" means a transaction, or series of related transactions, that results in a Change of Control.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Service Provider**" has the meaning set forth in Section 3.3(a).

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year, and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"**Tax Rate**" means the highest combined U.S. federal income tax rate, and state income tax rate, for an individual resident of the State of Utah.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents), or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members, as set forth on the Members Schedule, and shall include all types and classes of Units, including the Common Units and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Unit Equivalents**" means any security or obligation that is, by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"**Unrestricted Incentive Units**" has the meaning set forth in Section 3.3(c)(ii).

"**Utah Act**" means the Utah Revised Uniform Limited Liability Company Act, UT ST §§ 48-3a-101 to 48-3a-1405, and any successor statute, as it may be amended from time to time.

Schedule B

MEMBERS SCHEDULE

[Pending Closing of Subscription Agreements]

Member Name	Common Units
Aaron Meads	100
Adam McKinley	1,336
ADMS Holdings LLC	4,405
Allsmiles LLC	1,600
Atlas Financial LLC	316,537
Betty A. Ivey	4,784
Brian K & Angela J Herman	2,992
Brian Nielsen Trust	11,956
Bryce & Traci Cushing	1,196
Chad & Kara Currey	8,488
Chad Currey	4,528
Dan & Malinda Corrigan	3,828
Danny M. and Lea Cay Farr	2,392
Danny W. Whisenant	5,980
Dave Ekdahl	4,204
David Perez III (Trey)	1,196
Dianne Wall	2,392
Dixie L. Apetz	2,872
Don Milne	488
Douglas Eze Foundation Trustee	8,488
Drew Porter	2,500
Equity Trust Custodian FBO James R. Wilkins III IRA	2,264
Equity Trust Custodian FBO Leslie M. Wilkins IRA	2,296
Everett & Tonya Monroe	3,586
Frank & Nancy Cuba	2,800
Grant Swett	1,196
JacobsEye Trust (Delano and Chanta)	2,392
James Bonny	9,808
James R. Wilkins III	6,220
Jarom Loveridge	8,596
Jay Anderton	13,100
Jeremiah Alcazar	2,400
John C. & Rebecca Ann Sandlin	22,640
John Thomas Pugh III and Debra Kay Pugh	2,392
Joyce Mehlman	1,932

Joyce Mehlman Family	144
Justin Gibb	6,239
Kaden Walker	500
Kaylee Dunn	40
Kenneth L. & LuAnne M. Rieken	12,452
Kristen Defeo	240
Kurt L & Kelly M Martin	1,819
LAD Family Investment, LLC	14,152
Lincoln & Kristi Williams	4,784
Linkee Operating Inc (Rusty Wilson)	2,392
Lisa Allen	712
Lisa Ekdahl	4,208
M. Daniel Applegarth	29,976
Marc Smith	2,500
Mark Applegarth	88
Mark D Christenson	1,196
Mason Neipp	300
McIntire Family Investments, LLC	540
Melody Dolphy	598
Mindy Cytrin	1,700
Mountain West IRA, Inc. FBO Daniel F. Bond IRA	2,392
Mountain West IRA, Inc. FBO Don Milne IRA	2,392
Mountain West IRA, Inc. FBO Heath Aaron Nall IRA	15,804
Mountain West IRA, Inc. FBO Jennifer Suzanne Nall IRA	4,456
Mountain West IRA, Inc. FBO Jeramy Skaggs IRA	2,880
Mountain West IRA, Inc. FBO John C. Sandlin IRA	3,584
Mountain West IRA, Inc. FBO Mark Applegarth IRA	11,560
Mountain West IRA, Inc. FBO Matthew S Bradford IRA	17,864
Mountain West IRA, Inc. FBO Rebecca Sandlin IRA	1,200
Mountain West IRA, Inc. FBO Rory Hokanson IRA	34,356
Mountain West IRA, Inc. FBO Sipriano Sifredo Mata IRA	13,580
Mountain West IRA, Inc. FBO Vicki Winterton IRA	2,828
PSTT McIntire, LLC	2,548
Rajiv Jain	488
Ray Bateman	5,000
Richard Holden	14,000
Robin P Steely Trust	2,392
Robin P Steely Trust	100
Rocky Wilson	2,631
Ross Jardine	2,548
Ryan Clark	100
Sammy & Carolyn J Crowson	1,148
Samuel Lopez	50
Sarib Mahmood	2,500
Scott & Jane Watts	27,440

Scott Henderson	2,000
Shane Walker	99,253
Shelly Church	2,392
Stanley K and Teresa A Waters	4,784
Steve Tiede	8,764
Taylan Pince	5,280
Taylor Auger	5,040
Terry McPartland	1,196
The Entrust Group, Inc. FBO Cara Anderton IRA	292
The Entrust Group, Inc. FBO Guy Grooms IRA	4,784
Theodore Swiney jr.	598
Thomas J & Lou A Bolt	4,784
TLA Joint Venture III, LLC	11,424
TLA Joint Venture IV, LLC	3,255
Tom Cohan	5,660
Tom Luethje	4,066
Trevyn Meyer	1,000
Tyson King	3,200
Valton & Dianna Stephens	1,793
WayActive, LLC	57,404
Wayne Weeks	2,392
Unused Incentive Units	7,050
Total	968,716

Schedule C

MANAGERS SCHEDULE

Manager Name and Address	Manager Designation
Tyson B King Address: 4340 Waterstone Estates Dr McKinney, TX 75071 Email: Tysonbking@gmail.com	Investor Manager
Jay M Anderton Address: 2432 Stonehaven Loop Lehi, UT 84043 Email: jaymanderton@yahoo.com	Investor Manager
Ryan Clark Address: 569 W. Center Street Pleasant Grove, Utah 84062 Email: ryan@qubemoney.com	Founder Manager
Ryan J Clark Address: 569 W. Center Street Pleasant Grove, Utah 84062 Email: ryan@qubemoney.com	Founder Manager
Shane R Walker Address: 2037 Zach Drive Fruitland, Idaho 83619 Email: shane@qubemoney.com	Founder Manager